Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

Titan Medical Inc.
Toronto, Canada

We hereby consent to the use of  our report dated February 20, 2021, on the financial statements of Titan Medical Inc. (the “Company”) for the years ended December 31, 2020 and 2019 included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports into the Company’s Registration Statements on Form F-3 (File No. 333-232898 and File No. 333-238830), and Registration Statements on Form S-8 (File No. 333-229612 and File No. 333-240018).

/s/ BDO Canada LLP
BDO Canada LLP
Toronto, Canada
March 31, 2021